Exhibit 21.1

Subsidiaries of GrabAGun Digital Holdings Inc.*

Name of Subsidiary	Jurisdiction
GrabAGun LLC	Texas
PEW Logistics LLC	Texas
GAG Surviving Corporation, Inc.	Cayman Islands
4800 Alpha LLC	Texas

* All subsidiaries are directly and/or indirectly wholly owned by GrabAGun Digital Holdings Inc.